Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834
(203) 300-7622

February 14, 2008

VIA EDGAR CORRESPONDENCE

Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Re:	Lantis Laser Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2 Filed February 14, 2007 File No. 333-146331

Dear Mr. Mancuso:

We are in receipt of your comment letter dated October 23, 2007. We have addressed your comment letters by reproducing below each comment and providing our response immediately thereafter.

Fee Table

1.
Please tell us which section of which exhibit determines whether interest on the notes is payable in cash or stock. Please note that if the investor determines the form of payment, the investment decision with regard to the interest shares is not yet complete, and it is premature to register those shares for resale at this time.

Section 2.1 of the notes states that interest on the notes is payable in cash or stock, at the investor’s option. Please be advised that the notes have been amended to clarify that in no event shall the Company be required to register any shares of common stock issuable upon the conversion of accrued and unpaid interest on any note prior to the holder exercising such conversion right.

Prospectus Cover Page

2.
Please reconcile your disclosure that you have no plans to seek to have your shares listed on any market or stock exchange or quoted on the OTC Bulletin Board with your disclosure on page F-7 that in the near term you plan to commence a fully reporting status on a national stock exchange.

The disclosure has been revised to indicate that the Company plans to seek to have its shares quoted on the OTC Bulletin Board.

Prospectus

3.
Note that Schedule A paragraph 16 of the Securities Act and Regulation S-B Item 501(a)(9)(iv) require that you disclose the price at which the securities will be sold. Given your disclosure regarding the lack of an established market for your securities, a statement that selling shareholders will sell “at market prices” is insufficient to satisfy your disclosure obligation. Therefore, please disclose the fixed price at which the securities will be sold. We will not object if you also elect to disclose that the selling shareholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. However, you should make clear, in the same context, your intentions regarding not seeking quotation on the OTC Bulletin Board. Also revise your “Plan of Distribution” accordingly.

The disclosure has been revised to indicate that the selling shareholders will sell at a fixed price or a range until the Company’s shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Risk Factors, page 4

4.
If true, please disclose that you will need to obtain FDA approval prior to commercializing your product and discuss any attendant risks associated with this process. If there is a risk that the classification and resulting level of pre-market review of your device may be different than you expect, please describe the reason for the doubt and the magnitude of the effect.

Additional risk factors relating to the required FDA approval have been disclosed.

5.
Please add a comment that highlights the going concern language in your auditor’s report and explains the effect of the language. For example, will capital be more difficult to raise or more costly due to the going concern language?

Additional risk factors relating to the going concern language in the Company’s auditor’s report have been disclosed.

6.
Please tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to so register a class of securities, please disclose the risks related to discontinuance of periodic disclosure due to the automatic reporting suspension under section 15(d) of the Exchange Act; also explain the effect of the inapplicability of the proxy rules and section 16 of the Exchange Act.

Please be advised that the Company intends to register its common stock under the Exchange Act upon effectiveness of the Registration Statement.

If a collaborative partner terminates or fails to perform its obligations…, page 6

7.
If you do not have any written agreements with a material partner, please say so directly in this risk factor. If you do have such agreements, please file them as exhibits to this registration statement.

This risk factor has been revised to indicate that the Company does not have a written agreement with any material partner.

Our Business, page 9

8.
Please fully disclose the potential scope of the FDA’s statutory and regulatory requirements for approval of your potential product. Specifically, you should describe the possible requirements to submit a premarket approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. Also, please clearly disclose the status of your product within this process.

Include in your disclosure the following regulatory issues:

•	Device classification information;

•	Investigational device exemption requirements;

•	Obligations as a sponsor of an investigational device exemption;

•	Premarket approval application requirements and general conditions of approval;

•	Duration of the process;

•	Registration and listing requirements;

•	Labeling requirements;

•	Advertising and promotion;

•	Quality system regulation and manufacturing of the device;

•	Post-market reporting and record keeping requirements, including medical device reporting and reports of corrections or removals;

•	Import and export requirements; and

•	Remedies for[sic] noncompliance.

The disclosure has been revised to indicate the potential scope of the FDA’s statutory and regulatory requirements for approval of the Company’s OCT System.

Corporate History, page 9

9.	Please disclose the nature of your business before you acquired Lantis Laser. Also disclose how you exited the prior business, including how you disposed of the related assets and liabilities.

The disclosure has been revised to disclose the nature of the Company’s business before it acquired Lantis Laser and how it exited the prior business.

10.	With a view toward clarified disclosure, please tell us the role of Hypervelocity, Inc. in the acquisition transaction. We note reference to Hypervelocity on page F-6.

The disclosure has been clarified with respect to the role of Hypervelocity, Inc. in the acquisition transaction.

11.
We note your disclosure on page F-7 that Lawrence Livermore agreed to forgive accrued royalty fees because you were not sufficiently capitalized to further develop your technology. To the extent that insufficient capitalization prevented development of your technology during the past three years, please describe the circumstances.

Please be advised that the Company was originally funded through a bridge loan from mainly dentists, who understood the potential application of OCT technology in dentistry. This bridge loan, amounting to $197,000, was used to develop a demonstration system to show that OCT could meet the price target and imaging specification established by the Company. Moving forward into the next stage of development was inhibited more due to finding suitable technology than securing capital. Progressing from the demonstration system to the clinical system required much higher system scanning speed, and the Company did not want to raise further capital until this high-speed system, at the specified cost, could be obtained. Once this was in view, the Company proceeded to raise its next round of funding to continue with development.

Market Opportunity, page 9

12.
Please provide support for your statement that your OCT System dramatically enhances the diagnostic capability of dentists to detect early stage disease in oral tissue. It is unclear how you can make unequivocal statements here and throughout your document regarding the capabilities of your potential product given that it is not yet developed.

The disclosure has been revised to clarify that statements about the capabilities of the Company’s OCT System are opinions of the Company’s management.

13.	Please identify the experts who concluded that the capability is “desperately needed” and file their consent as an exhibit.

This statement has been removed from the prospectus.

14.	Please reconcile your OCT sales projections with those contained on your website that appear under the heading “Company” and subheading “Market Potential.”

Please be advised that the Company has removed the sales projections from its website to eliminate any potential confusion over any differences between the website and the prospectus, and the disclosure in the prospectus has been significantly revised to clarify that the projections are based upon management’s estimates.

Note, however, that these differences were differences in form and presentation, not substance. For example. both the website and the prospectus stated that the market universe is 200,000 offices, consisting of 100,000 offices in the U.S. and 100,000 offices internationally. In addition, both stated an assumed market penetration of 5%, which the website stated would result in total system unit sales of 10,000 in years 2008 through 2011. The website translated 10,000 systems into $200 million of retail sales based on a projected retail price of $20,000 per system. This was consistent with the disclosure in the prospectus, but the prospectus discussed the projected ex-factory price, assuming a 50% gross margin to the retailer, which would give the Company (as opposed to retailers) $100 million in sales, of which $50 million would be achieved in year 2011, assuming the sale of 5,000 units that year.

The breakdown of potential market and type of sale was not covered on the website.

About OCT Technology, page 10

15.	Please provide support for your statement that OCT, as a light-based modality, is completely safe for the patient.

This statement has been clarified, and support for this statement has been added to the disclosure.

16.	With a view toward clarified disclosure, please tell us the basis for your disclosure regarding clearance typically obtained in 90 days.

The disclosure related to FDA clearance of the OCT System has been revised.

Licenses and Patents, page 11

17.
Please describe the material terms of your patent license agreements with Lawrence Livermore National Laboratories, LightLab Imaging and the University of Florida Research Foundation. For example, please discuss fee and royalty arrangements, your performance obligations, duration and termination provisions, scope and duration of exclusivity, and any material amendments to these agreements.

The disclosure related to the material terms of the Company’s patent license agreements has been revised.

18.	Please disclose the involvement of your manufacturer, Optiphase, in your intellectual property. For example, we note section 1.1 of exhibit 10.3.

The disclosure has been revised to discuss the involvement of Optiphase in the Company’s intellectual property.

19.	With a view toward clarified disclosure, please tell us how Livermore acquired rights to MIT technology.

Please be advised that Livermore did not acquire rights to MIT patents. Livermore patents are for the application of OCT in dentistry. MIT patents relate to the method of scanning biomedical tissue. For this reason, the Company secured a license from LightLabs (which acquired the MIT patent portfolio) in addition to the Livermore patents.

LightLabs was formerly a subsidiary of Carl Zeiss Inc., which held the exclusive license from MIT for the OCT patent portfolio relating to bio-medical imaging. Carl Zeiss Inc. retained all the rights for the field of ophthalmology and granted a royalty-free license to LightLabs for all other applications, including those in the dental field.

20.
We note your disclosure on pages F-7 and F-16 regarding Lawrence Livermore National Laboratories’ forgiveness of certain royalty payment obligations. Please discuss the circumstances the led to the renegotiation and the terms of the royalty payment forgiveness.

The Company’s original license agreement with Livermore required a license fee payment with minimum royalties becoming effective in the year after an OCT development period of two years. The license was signed in September 2001, and minimum royalties were to be applicable in 2004. The development time took longer than anticipated due to the difficulty in obtaining an OCT engine that could scan at the desired speeds and at a cost that met the Company’s objectives. At the end of 2004, Livermore granted the Company a two-year moratorium on all payments to allow the Company to continue the commercialization process without undue pressure. Livermore was satisfied that the Company was actively pursuing the commercialization and expressed full appreciation for the issues confronting the Company. By the end of the moratorium in October 2006, the Company had established a clear path forward and had raised a round of financing. In a meeting with Livermore in November 2006, it was mutually agreed to reset the royalty clock with minimum royalty payments to commence in 2008 instead of 2004, as originally intended. Consequently, the minimum royalty payments under the initial contract were forgiven and a new schedule to pay all other outstanding amounts was agreed upon. These revisions are reflected in Exhibit 10.9 to the Registration Statement. The Company has adhered to this amended schedule.

21.	Please disclose the expiration date of the licensed patents.

The tabular disclosure related to the Company’s licenses patents has been revised to indicate expiration dates.

Competition, page 13

22.	Please clarify your competitive position relative to the technology mentioned in the penultimate paragraph of this section.

The disclosure related to the Company’s competitive position has been clarified. Please be advised that the Company has learned that DIFOTI has been withdrawn from the market.

Property, page 14

23.
We note your statement on page 1 that your executive offices are located at 11 Stonebridge Court, Denville, New Jersey. Please tell us why you do not include information about this property under the heading, “Property.”

The Denville, New Jersey office is also the home of Dr. Gimbel, a director of the Company and its Executive Vice-President of Clinical Affairs. The Company and Dr. Gimbel do not have any formal agreement regarding the use of this address, and the Company pays no rent. Accordingly, it is the Company’s position that there is no material information to disclose regarding this property.

Overview, page 14

24.	Please provide a more detailed description of your plan of operation over the next twelve months. Please also provide the disclosures required by Item 303(a)(i) through (a)(iv) of Regulation S-B.

This disclosure has been revised.

25.
We note your press release, “Lantis Laser Forms Subsidiary for Future Acquisitions,” dated October 9, 2007. Given your present financial and operational situation, please revise your liquidity discussion to address the effect of your acquisition plans on your liquidity. To the extent that you will rely on stock issuances to pay for acquisition activity, please add a risk factor to address the possible dilutive effects of such transactions. Also, tell us the status of any potential acquisitions.

As a technology company with the stated objective of commercializing novel technologies for the dental field, the Company is constantly reviewing new technology and assessing the viability of them for commercialization. A qualified technology would be licensed or placed in a subsidiary corporation, and funding would be raised for that specific commercialization. No acquisition or licensing is pending.

The risk factors have been revised to indicate the possible dilutive effects of such transactions.

Total Operating Expenses, page 15

26.	Please discuss why the Livermore contract provided for decreased costs.

The discussion of the decreased costs under the Livermore contract has been expanded and clarified.

Total Operating Expenses, page 17

27.	We note the last sentence of the first paragraph. Please separately quantify and discuss the amount related to development and the costs related to investor relations.

The discussion of total operating expenses has been revised in response to this comment.

Management, page 22

28.	Please list all positions and offices that each director and executive officer holds with you. For example, we note from the Signatures page that Mr. Baron is your principal financial officer.

Please be advised that Mr. Baron, the Company’s Chief Executive Officer, is acting as the Company’s principal financial officer because the Company does not currently have a Chief Financial Officer.

29.	Please provide the disclosure required by Regulation S-B Item 407(a).

The disclosure required by Regulation S-B Item 407(a) has been provided.

Management Biographies, page 22

30.	Please disclose the names of any companies that have employed your executive officers during the past five years.

31.
If you elect to provide positive information regarding your executives’ background, please ensure that your disclosure is balanced. For example, where you refer to $8 million in sales, what was the net income?

32.	Your disclosure implies that the FDA itself was conducting a trial in which Dr. Gimbel participated. Please clarify.

The management biographies have been revised in response to these comments.

Executive Compensation, page 23

33.
Please provide all disclosure required by Regulation S-B Items 402(c)(l) and 402(e). For example, describe the rights of Mr. Baron and Mr. Gimbel to take their salaries in company shares pursuant to their employment agreements. Also, disclose the terms of the salary deferment.

The executive compensation disclosure has been revised in response to this comment.

Summary Compensation Table, page 24

34.	Please include the “Total” column required by Regulation S-B Item 402(b).

Please be advised that the “Total” column is present in the Summary Compensation Table.

Security Ownership of Certain Beneficial Owners and Management, page 24

35.	In footnote 2, please provide the name of Dr. Gimbel’s spouse.

This information has been provided.

Certain Relationships and Related Transactions, page 25

36.
Your disclosure regarding a $60,000 threshold is inconsistent with the disclosure threshold in Regulation S-B Item 404(a). Please revise accordingly, and provide the disclosure required by Item 404(c).

The disclosure has been revised in response to this comment.

Market Information, page 25

37.
Please provide all disclosure required by Regulation S-B Item 201(a), including bid information, the statement in the last paragraph of Item 20l(a)(l)(ii), and the information required under Item 201(a)(2)(ii).

The disclosure has been revised in response to this comment.

Selling Stockholders, page 25

38.	Please discuss the nature and duration of the services provided by Agoracom Investor Relations Corp. Please include discussion of any contractual arrangements between you and Agoracom.

The disclosure has been revised in response to this comment.

39.	In footnote 30 on page 30, you disclose that Elephant Consulting Group LLC received its 1.5 million shares as payment for services. Please describe the nature and duration of those services.

The disclosure has been revised in response to this comment.

40.	From the footnotes, it is unclear which securities the relevant selling stockholders will hold after the offering. Please revise for clarity.

The disclosure has been revised in response to this comment.

41.
Where your footnotes describe only a portion of the securities held by a selling stockholder, it is unclear how the shareholders acquired the balance of their shares. Please ensure that the transactions during the past three years in which the selling shareholders acquired offered securities are fully described in this section, including the amount of consideration paid in those transactions.

The disclosure has been revised in response to this comment.

42.	Refer to footnote 37. With a view toward disclosure, please tell us about any relationships between Morton Gimbel and your affiliates.

The footnote has been revised to indicate that Morton Gimbel is Dr. Gimbel’s father.

43.
Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(l)(i).

Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant. The Company respectfully submits that all the shares registered for resale under the Registration Statement (as amended) are covered by Rule 415(a)(1)(i) because (i) all the securities will be offered or sold solely by unaffiliated security holders and not by the Company; and (ii) none of the security holders is acting on behalf of the Company.

As described in the Company’s response to your comment 53, below, there are an aggregate of 10,563,541 shares being registered for resale by the selling stockholders, and the Company’s non-affiliate public float consists of 31,932,013 shares, which brings the Registration Statement within the Commission’s guideline of less than 33-1/3% of the non-affiliate public float. Each of the selling stockholders is acting on its own behalf and not in concert with the other selling stockholders. There are no affiliations among the selling stockholders or between any of the selling stockholders and the Company. The Company is not aware of any agreement or understanding among the selling stockholders to vote their shares as a group or to coordinate efforts to sell their shares.

The selling stockholders are not acting on behalf of the Company. The selling stockholders purchased the shares for investment purposes and not with a view to distribution. Each of the selling stockholders has the full economic and market risk associated with its investment in the shares. There are no indicia that any of the selling stockholders is engaged in a “distribution.” A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods. To the knowledge of the Company, none of the selling stockholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.

Because none of the selling stockholders is acting on behalf of the Company, and because the Registration Statement pertains only to securities being offered or sold by persons other than the Company, the Company believes that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Item D.29 of the Commission’s Manual of Publicly Available Telephone Interpretations sets forth six factors which an issuer should analyze to determine the application of Rule 415. The Company has analyzed these factors, and believes this analysis provides further confirmation that the sale of securities being registered is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

A.	How long the selling stockholders have held the shares.

Although none of the shares underlying the notes being registered has yet been issued, the selling stockholders have held the notes which are convertible into shares since May 2007 and have been subject to the full economic and market risks of ownership, with no assurance of the stockholders’ ability to sell the shares, either in a liquid market or at all. This situation is contrary to that of a stockholder that undertakes the purchase of stock “with a view to distribution” or otherwise on behalf of the Company. The remaining shares represent a negligible number of shares relative to the Company’s non-affiliate public float and were issued as consideration for services rendered, as more fully described in the Registration Statement.

B.	The circumstances under which the selling stockholders acquired the shares.

Substantially all the shares being registered are issuable to entities that invested in a private placement offering completed in May 2007 made by the Company to accredited investors in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933. In this private offering, securities were purchased for cash at a fixed price, and each investor represented to the Company that it was acquiring the securities for its own account, not as nominee or agent, and not with a view toward resale or distribution. From the date of purchase, each of the selling stockholders has borne, and continues to bear, the full economic and market risk of ownership. In addition, since the date of purchase, security holders have had no mechanism to redeem, put or otherwise require the Company to repurchase the securities.

C.	The selling stockholders’ relationship to the issuer.

None of the investors in the private placement had any prior relationship with the Company except, in some cases, as an existing non-affiliate stockholder. None of the selling stockholders has any right to designate a candidate for election to the Company’s Board of Directors or to approve or disapprove any nominee for election. None of Company’s directors or executive officers is affiliated with any of the selling stockholders.

D.	The amount of shares involved.

As noted above and as described in the Company’s response to your comment 53, below, there are an aggregate of 10,563,541 shares being registered for resale by the selling stockholders, and the Company’s non-affiliate public float consists of 31,932,013 shares, which brings the Registration Statement within the Commission’s guideline of less than 33-1/3% of the non-affiliate public float.

E.	Whether the selling stockholders are in the business of underwriting securities.

None of the investors in the May 2007 private placement is involved in the business of underwriting securities.

F.	Whether, under all the circumstances, it appears that the selling stockholders are acting as a conduit for the issuer.

None of the selling stockholders is acting as a conduit for the issuer. Prior to their investment in the May 2007 private placement, none of the selling stockholders had any relationship with the Company except as existing non-affiliate stockholders. Each selling stockholder is an investor and made an independent investment decision to acquire the shares. The selling stockholders are not in the underwriting business. The private placement was negotiated on an arm’s length basis with immediate and continuing economic and market risk. The Company will not receive any of the proceeds from the sale by the selling stockholders.

Based on all the facts, circumstances and other matters related to the Registration Statement, including those set forth above, the Company believes and respectfully submits that the transaction covered by the Registration Statement (as amended) is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

44.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

The total dollar value of the securities underlying the convertible notes registered for resale is $4,023,136. Please see the tabular disclosure attached as Appendix A.

45.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the note transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Please see the tabular disclosure attached as Appendix B.

46.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as selling shareholders];

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Please see the tabular disclosure attached as Appendix C.

47.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately;

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows;

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Please see the tabular disclosure attached as Appendix D.

48.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 45.

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 46 and Comment 47.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments (as disclosed in response to Comment 45) and the total possible discount to the market price of the shares underlying the convertible note (as disclosed in response to Comment 46) divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Please see the tabular disclosure attached as Appendix E.

49.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming fill issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders.

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Please see the tabular disclosure attached as Appendix F.

50.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Please see the tabular disclosure attached as Appendix G.

51.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The Company has the intention - and a reasonable basis to believe that it will have the financial ability - to make all payments on the overlying securities. The Company has sufficient funds on hand to make the payment due on the 5% Senior Note in May 2008.

Based on information obtained from the selling shareholders, the Company does not have any knowledge that any of the selling shareholders has or has had a short position in the Company’s stock.

52.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the

•	parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

There are no relationships or agreements in the past three years or in the future between the Company (or any of its predecessors), selling shareholders , any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

53.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus. Because all shares registered for resale must be included in the selling stockholders’ table as offered by an identified stockholder, the discrepancy you mention in at the end of the second paragraph following the table must be resolved.

Please note that the Company has filed a Request for Withdrawal with respect to 44,454,329 shares. The 10,563,541 shares remaining on the Registration Statement falls within the Commission’s guideline of less than 33-1/3% of the non-affiliate public float, calculated as follows:

	92,580,013	total shares issued and outstanding
Less	60,648,000	shares held by affiliates
	31,932,013	total non-affiliate public float
Times	33-1/3%
	10,644,004	shares

In addition, the discrepancy between the selling stockholders’ table and the shares registered in the fee table has been resolved.

Description of Securities, page 35

54.	Please reconcile the disclosed number of shares underlying warrants exercisable for $0.15 per share with the information in the fee table of this registration statement.

This disclosure has been corrected.

Experts, page 36

55.	Please revise your reference to the interim financial statement period on page 36 to be consistent with the reference in the review report on page F-20.

This reference has been corrected.

Indemnification, page 36

56.	Please describe the indemnification provisions mentioned in the first paragraph as required by Regulation S-B Item 510.

The disclosure has been revised in response to this comment.

Audited Financial Statements as of December 31, 2006

General

57.	Please update the financial statements as required by Item 310(g) of Regulation S-B.

The updated financial statements through September 30, 2007 are included in Amendment No. 1 to the Registration Statement Form SB-2.

58.	Please include updated accountants’ consents with any amendment to the filing.

The independent registered public accountant has provided an updated consent letter in Amendment No. 1 to the Registration Statement Form SB-2.

Audit Report, page F-l

59.	Please revise the audit report on page F-1 to separately address the cumulative inception to date amounts included in the financial statements.

The independent registered public accountant has included the cumulative losses to date in their opinion letter in their restated audit for December 31, 2006.

Consolidated Statements of Changes in Stockholders’ Equity, Page F-6

60.
Provide the additional information required by paragraph 11.d. for each issuance since inception. In addition, the January 1, 2004 amounts on page F-4 do not agree with the amounts on page F-23. Please revise.

The Company understands that the consolidated statements of changes in stockholders’ equity did not agree as it relates to the previously filed December 31, 2006 audited financial statements and the June 30, 2007 reviewed financial statements. The June 30, 2007 consolidated statements of changes in stockholders’ equity was correct. In the restated audited December 31, 2006 financials, the correct consolidated statement of changes in stockholders’ equity was used and updated to reflect all stock transactions as required by paragraph 11.d since inception.

Note 1- Organization and Basis of Presentation, page F-6

Going Concern, page F-7

61.	Please clarify when you issued the $750,000 convertible notes and tell us why this issuance is not included in your statements of cash flows for 2006 or 2005.

The Company raised a total of $718,500 (versus approximately $750,000, as noted in the disclosure), and this has been corrected in the restated financials, from the issuance of $197,000 in convertible notes and $521,500 raised in the issuance of 5,850,000 shares of stock. These amounts are reflected in the consolidated statement of cash flows.

Note 2. Summary of Significant Accounting Policies, page F-8

(Loss) Per Share of Common Stock, page F-11

62.
Due to the net loss in 2006 and 2005, you state that the diluted per share amounts are the same as basic since the common stock equivalents were not included in the computation of diluted earnings per share because to do so would be antidilutive. Please tell us why you include common stock equivalents in the table on page F-11 to arrive at diluted shares.

The table of page F-11 included common stock equivalents to reflect what the diluted weighted average shares outstanding would be, however, the diluted earnings per share was not calculated from that number because the Company had losses for these periods, which would be anti-dilutive. This is stated in the disclosure as follows:

The common stock equivalents were not included in the computation of diluted earnings per share on the consolidated statement of operations due to the fact that the Company reported a net loss and to do so this would be antidilutive for the periods presented.

Note 7 -Stockholders’ Deficit, page F-17

Warrants, page F-18

63.
You state that you valued the warrant issuances using the Black-Scholes method. Please disclose the assumptions used in your fair value calculations. Also, revise the Critical Accounting Policies section of MD&A to disclose the methodology and significant estimates and assumptions used to value the warrants.

The assumptions used in the Black-Scholes Calculation have been included in the disclosures in the restated financial statements, as well as the Critical Accounting Policies section of the MD&A to disclose the methodology and significant estimates and assumptions used to value the warrants.

64.
Expand your disclosure to include significant terms of your warrant agreements including adjustments to the exercise price, net settlement provisions, registration rights and any liquidated damage provisions. If there are none, please confirm.

The warrants contain no provisions relating to adjustments to the exercise price, net settlement, registration rights or liquidated damages.

65.
Regarding the warrants issued to the investors who took part in the private placement, it appears that you are recording the change in fair value of these warrants in your statements of operations. Tell us the significant terms of these warrants and specifically why you record the change in fair value at balance sheet date. Please clarify the basis for your accounting treatment. In addition, tell us how you considered the accounting requirements of EITF 00-19 and SFAS 133.

The financial statements have been restated based upon further review of this item. The Company does not believe that these warrants should be classified as derivatives under FAS 133, and thus has removed the calculation to bring the warrants to fair value. The Company has reflected this as a correction of an error. The Company believes the accounting under APB 14 is appropriate, and the warrants are stated in equity at their relative fair value.

Unaudited Interim Financial Statements as of June 30, 2007

General

66.	Please address the above comments in the interim financial statements to the extent applicable.

The comments provided have been addressed in the interim September 30, 2007 financials provided in Amendment No. 1 to the Registration Statement Form SB-2.

Note 4 - Convertible Notes, page F-35

Note 8- Warrants, page F-39

67.
Please disclose the significant terms of the warrants issued along with the convertible notes. Also, clarify your accounting treatment for the convertible notes and warrants and the basis for adjusting the warrants to fair value at June 30, 2006. In addition, discuss your consideration of the requirements of EITF 00-19 and SFAS 133.

This comment relates to comments 64 and 65. Please see the Company’s responses to these comments, above.

68.	Please tell us how you determined that there was no beneficial conversion feature embedded in the notes as indicated on page F-35. Refer to paragraphs 6 and 7 of EITF 00-27.

As stated in the financial statements, the intrinsic value of the conversion option was less than the effective conversion price in the calculation under EITF 00-27, thus no beneficial conversion feature was recognized.

Outside Back Cover of Prospectus

69.	Please tell us the basis for your statement regarding 180 days.

This statement has been revised.

Recent Sales of Unregistered Securities, page II-2

70.	Please provide this disclosure for the three-year period required by Regulation S-B Item 701.

71.	When disclosing the consideration received, please provide more specific information than “services rendered.” For example, what were the nature and duration of the services?

This disclosure has been revised in response to these comments.

72.
We note that warrants filed as exhibits to this registration statement appear to be transferable. Please tell us how the transferability is consistent with the exemption for registration claimed in this section.

Please be advised that the warrants are not transferable. The warrant agreements have been amended to clarify that the warrants are not transferable. None of the warrant holders has transferred his, her or its warrants.

Exhibits

73.	We note that exhibit 10.4 appears to amendment 3 to exhibit 10.3. Please tell us the authority on which you rely to exclude amendments 1 and 2.

Please be advised that amendments 1 and 2 have been filed as Exhibit 10.8 and 10.9, respectively.

Signatures

74.	Please indicate below the second paragraph of text required on the Signatures page who signed your filing in the capacity of controller or principal accounting officer.

The Signatures page has been revised pursuant to this comment.

* * *

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360, if you cannot reach him, please call me at (203) 300-7622.

Very truly yours, /s/ Stanley B. Baron Stanley B. Baron
cc:	Ernest M. Stern, Esq.
Daniel J. MacTough, Esq.

Appendix A

Comment 44 - Response
Name	$ Notes †	Conversion Price **	# Underlying Shares	Market Price	Market Price Shares
Dennis M. Abrams	$57,000	$0.15	380,000	$0.47	$178,600
Cecilia M. Andrew	$50,000	$0.15	333,333	$0.46	$153,333
Edward and Susan Anselmin	$25,000	$0.15	166,667	$0.46	$76,667
Preston Edward and Sandra C. Arpaia	$25,000	$0.15	166,667	$0.47	$78,333
Blue Cat Resources	$30,000	$0.15	200,000	$0.46	$92,000
Blue Cat Resources	$85,000	$0.15	566,667	$0.46	$260,667
Anthony J. Bonsignore	$25,000	$0.15	166,667	$0.46	$76,667
Joseph Benjamin Brown	$25,000	$0.15	166,667	$0.47	$78,333
James Candler	$25,000	$0.15	166,667	$0.46	$76,667
Charles Allen and Dodie Lynn Carver	$50,000	$0.15	333,333	$0.46	$153,333
Robert Rim Choo	$25,000	$0.15	166,667	$0.47	$78,333
Jonathan Richard and Teresa Lorraine D’Avanzo	$50,000	$0.15	333,333	$0.46	$153,333
Daniel Decker	$25,000	$0.15	166,667	$0.46	$76,667
William Robertson and Karen E. Donaldson	$25,000	$0.15	166,667	$0.46	$76,667
Robert B. Dragani	$52,500	$0.15	350,000	$0.46	$161,000
George H. and Gail W. Dubose	$25,000	$0.15	166,667	$0.46	$76,667
Jeff C. and Dana L. Duke	$25,000	$0.15	166,667	$0.47	$78,333
James Timothy Dye	$50,000	$0.15	333,333	$0.47	$156,667
Elite Properties & Investments LLC	$60,000	$0.15	400,000	$0.46	$184,000
Curtis Edward Faile	$25,000	$0.15	166,667	$0.46	$76,667
Paul A. Fegley	$25,000	$0.15	166,667	$0.46	$76,667

Mark Foran	$25,000	$0.15	166,667	$0.46	$76,667
Anthony L. Genito	$25,000	$0.15	166,667	$0.46	$76,667
Morton M. Gimbel Living Trust UAD 2/29/96	$25,000	$0.15	166,667	$0.46	$76,667
Richard Greene and Sharlene Greene	$25,000	$0.15	166,667	$0.39	$65,000
Alice Jean Grogan	$25,000	$0.15	166,667	$0.46	$76,667
Kelly Harden and David L. Harden	$25,000	$0.15	166,667	$0.46	$76,667
David L. Harden	$25,000	$0.15	166,667	$0.46	$76,667
Brenda Harp	$25,000	$0.15	166,667	$0.46	$76,667
Timothy Lee Harris	$60,000	$0.15	400,000	$0.46	$184,000
Kenneth A. Harris	$100,000	$0.15	666,667	$0.46	$306,667
George W. and Margaret R. Hegler Jr.	$25,000	$0.15	166,667	$0.46	$76,667
Robert R. Hill	$25,000	$0.15	166,667	$0.46	$76,667
Holland Tunnel Service Center	$25,000	$0.15	166,667	$0.47	$78,333
Ginger Howard	$25,000	$0.15	166,667	$0.47	$78,333
M. Hampton and Elaine D. Hunter III	$25,000	$0.15	166,667	$0.46	$76,667
Paul Iacobello	$25,000	$0.15	166,667	$0.46	$76,667
Daniel J. Kamphuis	$100,000	$0.15	666,667	$0.46	$306,667
Michael Kilmartin	$7,000	$0.15	46,667	$0.39	$18,200
Rodney David and Claudine M. Leverett	$25,000	$0.15	166,667	$0.46	$76,667
Jeffrey P. Lowenthal	$25,000	$0.15	166,667	$0.47	$78,333
William and Cleda B. McEwen	$25,000	$0.15	166,667	$0.47	$78,333
Terry Curtis and Yvonne L. McEwen	$100,000	$0.15	666,667	$0.46	$306,667
John H. Meechem	$25,000	$0.15	166,667	$0.39	$65,000
Millenium 2000 Inc.	$25,000	$0.15	166,667	$0.46	$76,667

Dean K. and Michelle C. Ouellette	$25,000	$0.15	166,667	$0.46	$76,667
Thomas N. Panepinto and Carol Trojan	$25,000	$0.15	166,667	$0.47	$78,333
Donald Edward Patthoff Jr. DDS	$25,000	$0.15	166,667	$0.47	$78,333
Adam Perez and Bridgett Perez	$75,000	$0.15	500,000	$0.46	$230,000
Neil Pullen	$25,000	$0.15	166,667	$0.47	$78,333
George Putvinski	$25,000	$0.15	166,667	$0.47	$78,333
Richard S & Barbara C Sapienza	$25,000	$0.15	166,667	$0.46	$76,667
J. Louis Schlegel IV	$150,000	$0.15	1,000,000	$0.46	$460,000
Pamela Ann Schlegel	$75,000	$0.15	500,000	$0.46	$230,000
Timothy A. Shear Trustee, Dec of Trust U/A, Dtd 1/6/1994	$75,000	$0.15	500,000	$0.46	$230,000
Robert Sherer	$100,000	$0.15	666,667	$0.46	$306,667
John Thomas Stafford	$50,000	$0.15	333,333	$0.46	$153,333
Dennis M. Stratton	$25,000	$0.15	166,667	$0.46	$76,667
Andrew Richard Styperek	$25,000	$0.15	166,667	$0.46	$76,667
Jefferson Ray Truluck Jr.	$25,000	$0.15	166,667	$0.46	$76,667
Michael A. Tusing	$25,000	$0.15	166,667	$0.46	$76,667
David Wagler	$25,000	$0.15	166,667	$0.46	$76,667
Henry Wagler	$25,000	$0.15	166,667	$0.46	$76,667
Tony Lee Whitmer	$50,000	$0.15	333,333	$0.46	$153,333
John Yung	$25,000	$0.15	166,667	$0.39	$65,000
	$2,526,500		16,843,333		$7,736,800
** Conversion Price Fixed at $0.15 per share
52% of Shares being Registered			8,758,533		$4,023,136

Appendix B

Commission to Placement Agent	$277,915 (11% of $2,526,500 Gross Proceeds)
Warrants to Placement Agent	2,947,583 exercisable 5 years at $0.15
Expenses to Placement Agent	$14,275
Interest on 5% Senior Convertible Note Amounting to $2,526,500 (Payable between March 29, 2008 and May 16, 2008)	$126,325

Appendix C

Name	$ Notes †	Conversion Price **	# Underlying Shares	Market Price	Combined Market Price	Combined Conversion Price	Market Discount
Dennis M. Abrams	$57,000	$0.15	380,000	$0.47	$178,600	$57,000	$121,600
Cecilia M. Andrew	$50,000	$0.15	333,333	$0.46	$153,333	$50,000	$103,333
Edward and Susan Anselmin	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Preston Edward and Sandra C. Arpaia	$25,000	$0.15	166,667	$0.47	$78,333	$25,000	$53,333
Blue Cat Resources	$30,000	$0.15	200,000	$0.46	$92,000	$30,000	$62,000
Blue Cat Resources	$85,000	$0.15	566,667	$0.46	$260,667	$85,000	$175,667
Anthony J. Bonsignore	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Joseph Benjamin Brown	$25,000	$0.15	166,667	$0.47	$78,333	$25,000	$53,333
James Candler	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Charles Allen and Dodie Lynn Carver	$50,000	$0.15	333,333	$0.46	$153,333	$50,000	$103,333
Robert Rim Choo	$25,000	$0.15	166,667	$0.47	$78,333	$25,000	$53,333
Jonathan Richard and Teresa Lorraine D’Avanzo	$50,000	$0.15	333,333	$0.46	$153,333	$50,000	$103,333
Daniel Decker	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
William Robertson and Karen E. Donaldson	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Robert B. Dragani	$52,500	$0.15	350,000	$0.46	$161,000	$52,500	$108,500
George H. and Gail W. Dubose	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Jeff C. and Dana L. Duke	$25,000	$0.15	166,667	$0.47	$78,333	$25,000	$53,333
James Timothy Dye	$50,000	$0.15	333,333	$0.47	$156,667	$50,000	$106,667
Elite Properties & Investments LLC	$60,000	$0.15	400,000	$0.46	$184,000	$60,000	$124,000
Curtis Edward Faile	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Paul A. Fegley	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Mark Foran	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Anthony L. Genito	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Morton M. Gimbel Living Trust UAD 2/29/96	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667

Name	$ Notes †	Conversion Price **	# Underlying Shares	Market Price	Combined Market Price	Combined Conversion Price	Market Discount
Richard Greene and Sharlene Greene	$25,000	$0.15	166,667	$0.39	$65,000	$25,000	$40,000
Alice Jean Grogan	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Kelly Harden and David L. Harden	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
David L. Harden	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Brenda Harp	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Timothy Lee Harris	$60,000	$0.15	400,000	$0.46	$184,000	$60,000	$124,000
Kenneth A. Harris	$100,000	$0.15	666,667	$0.46	$306,667	$100,000	$206,667
George W. and Margaret R. Hegler Jr.	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Robert R. Hill	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Holland Tunnel Service Center	$25,000	$0.15	166,667	$0.47	$78,333	$25,000	$53,333
Ginger Howard	$25,000	$0.15	166,667	$0.47	$78,333	$25,000	$53,333
M. Hampton and Elaine D. Hunter III	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Paul Iacobello	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Daniel J. Kamphuis	$100,000	$0.15	666,667	$0.46	$306,667	$100,000	$206,667
Michael Kilmartin	$7,000	$0.15	46,667	$0.39	$18,200	$7,000	$11,200
Rodney David and Claudine M. Leverett	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Jeffrey P. Lowenthal	$25,000	$0.15	166,667	$0.47	$78,333	$25,000	$53,333
William and Cleda B. McEwen	$25,000	$0.15	166,667	$0.47	$78,333	$25,000	$53,333
Terry Curtis and Yvonne L. McEwen	$100,000	$0.15	666,667	$0.46	$306,667	$100,000	$206,667
John H. Meechem	$25,000	$0.15	166,667	$0.39	$65,000	$25,000	$40,000
Millenium 2000 Inc.	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Dean K. and Michelle C. Ouellette	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Thomas N. Panepinto and Carol Trojan	$25,000	$0.15	166,667	$0.47	$78,333	$25,000	$53,333
Donald Edward Patthoff Jr. DDS	$25,000	$0.15	166,667	$0.47	$78,333	$25,000	$53,333

Name	$ Notes †	Conversion Price **	# Underlying Shares	Market Price	Combined Market Price	Combined Conversion Price	Market Discount
Adam Perez and Bridgett Perez	$75,000	$0.15	500,000	$0.46	$230,000	$75,000	$155,000
Neil Pullen	$25,000	$0.15	166,667	$0.47	$78,333	$25,000	$53,333
George Putvinski	$25,000	$0.15	166,667	$0.47	$78,333	$25,000	$53,333
Richard S & Barbara C Sapienza	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
J. Louis Schlegel IV	$150,000	$0.15	1,000,000	$0.46	$460,000	$150,000	$310,000
Pamela Ann Schlegel	$75,000	$0.15	500,000	$0.46	$230,000	$75,000	$155,000
Timothy A. Shear Trustee, Dec of Trust U/A, Dtd 1/6/1994	$75,000	$0.15	500,000	$0.46	$230,000	$75,000	$155,000
Robert Sherer	$100,000	$0.15	666,667	$0.46	$306,667	$100,000	$206,667
John Thomas Stafford	$50,000	$0.15	333,333	$0.46	$153,333	$50,000	$103,333
Dennis M. Stratton	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Andrew Richard Styperek	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Jefferson Ray Truluck Jr.	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Michael A. Tusing	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
David Wagler	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Henry Wagler	$25,000	$0.15	166,667	$0.46	$76,667	$25,000	$51,667
Tony Lee Whitmer	$50,000	$0.15	333,333	$0.46	$153,333	$50,000	$103,333
John Yung	$25,000	$0.15	166,667	$0.39	$65,000	$25,000	$40,000
	$2,526,500		16,843,333		$7,736,800	$2,526,500	$5,210,300
** Conversion Price Fixed at$0.15 per share

Appendix D

Name	$ Notes †	Conversion Price **	# Underlying Shares	Market Price	Exercise Price	Warrants Converted (Max.)	Combined Market Price	Combined Conversion Price	Discount to Market
Dennis M. Abrams	$57,000	$0.15	380,000	$0.47	$0.25	152,000	$71,440	$38,000	$33,440
Cecilia M. Andrew	$50,000	$0.15	333,333	$0.46	$0.25	133,333	$61,333	$33,333	$28,000
Edward and Susan Anselmin	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Preston Edward and Sandra C. Arpaia	$25,000	$0.15	166,667	$0.47	$0.25	66,667	$31,333	$16,667	$14,667
Blue Cat Resources	$30,000	$0.15	200,000	$0.46	$0.25	80,000	$36,800	$20,000	$16,800
Blue Cat Resources	$85,000	$0.15	566,667	$0.46	$0.25	226,667	$104,267	$56,667	$47,600
Anthony J. Bonsignore	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Joseph Benjamin Brown	$25,000	$0.15	166,667	$0.47	$0.25	66,667	$31,333	$16,667	$14,667
James Candler	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Charles Allen and Dodie Lynn Carver	$50,000	$0.15	333,333	$0.46	$0.25	133,333	$61,333	$33,333	$28,000
Robert Rim Choo	$25,000	$0.15	166,667	$0.47	$0.25	66,667	$31,333	$16,667	$14,667
Jonathan Richard and Teresa Lorraine D’Avanzo	$50,000	$0.15	333,333	$0.46	$0.25	133,333	$61,333	$33,333	$28,000
Daniel Decker	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
William Robertson and Karen E. Donaldson	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Robert B. Dragani	$52,500	$0.15	350,000	$0.46	$0.25	140,000	$64,400	$35,000	$29,400
George H. and Gail W. Dubose	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Jeff C. and Dana L. Duke	$25,000	$0.15	166,667	$0.47	$0.25	66,667	$31,333	$16,667	$14,667
James Timothy Dye	$50,000	$0.15	333,333	$0.47	$0.25	133,333	$62,667	$33,333	$29,333
Elite Properties & Investments LLC	$60,000	$0.15	400,000	$0.46	$0.25	160,000	$73,600	$40,000	$33,600
Curtis Edward Faile	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Paul A. Fegley	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Mark Foran	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Anthony L. Genito	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000

Name	$ Notes †	Conversion Price **	# Underlying Shares	Market Price	Exercise Price	Warrants Converted (Max.)	Combined Market Price	Combined Conversion Price	Discount to Market
Morton M. Gimbel Living Trust UAD 2/29/96	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Richard Greene and Sharlene Greene	$25,000	$0.15	166,667	$0.39	$0.25	66,667	$26,000	$16,667	$9,333
Alice Jean Grogan	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Kelly Harden and David L. Harden	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
David L. Harden	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Brenda Harp	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Timothy Lee Harris	$60,000	$0.15	400,000	$0.46	$0.25	160,000	$73,600	$40,000	$33,600
Kenneth A. Harris	$100,000	$0.15	666,667	$0.46	$0.25	266,667	$122,667	$66,667	$56,000
George W. and Margaret R. Hegler Jr.	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Robert R. Hill	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Holland Tunnel Service Center	$25,000	$0.15	166,667	$0.47	$0.25	66,667	$31,333	$16,667	$14,667
Ginger Howard	$25,000	$0.15	166,667	$0.47	$0.25	66,667	$31,333	$16,667	$14,667
M. Hampton and Elaine D. Hunter III	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Paul Iacobello	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Daniel J. Kamphuis	$100,000	$0.15	666,667	$0.46	$0.25	266,667	$122,667	$66,667	$56,000
Michael Kilmartin	$7,000	$0.15	46,667	$0.39	$0.25	18,667	$7,280	$4,667	$2,613
Rodney David and Claudine M. Leverett	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Jeffrey P. Lowenthal	$25,000	$0.15	166,667	$0.47	$0.25	66,667	$31,333	$16,667	$14,667
William and Cleda B. McEwen	$25,000	$0.15	166,667	$0.47	$0.25	66,667	$31,333	$16,667	$14,667
Terry Curtis and Yvonne L. McEwen	$100,000	$0.15	666,667	$0.46	$0.25	266,667	$122,667	$66,667	$56,000
John H. Meechem	$25,000	$0.15	166,667	$0.39	$0.25	66,667	$26,000	$16,667	$9,333
Millenium 2000 Inc.	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Dean K. and Michelle C. Ouellette	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Thomas N. Panepinto and Carol Trojan	$25,000	$0.15	166,667	$0.47	$0.25	66,667	$31,333	$16,667	$14,667

Name	$ Notes †	Conversion Price **	# Underlying Shares	Market Price	Exercise Price	Warrants Converted (Max.)	Combined Market Price	Combined Conversion Price	Discount to Market
Donald Edward Patthoff Jr. DDS	$25,000	$0.15	166,667	$0.47	$0.25	66,667	$31,333	$16,667	$14,667
Adam Perez and Bridgett Perez	$75,000	$0.15	500,000	$0.46	$0.25	200,000	$92,000	$50,000	$42,000
Neil Pullen	$25,000	$0.15	166,667	$0.47	$0.25	66,667	$31,333	$16,667	$14,667
George Putvinski	$25,000	$0.15	166,667	$0.47	$0.25	66,667	$31,333	$16,667	$14,667
Richard S & Barbara C Sapienza	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
J. Louis Schlegel IV	$150,000	$0.15	1,000,000	$0.46	$0.25	400,000	$184,000	$100,000	$84,000
Pamela Ann Schlegel	$75,000	$0.15	500,000	$0.46	$0.25	200,000	$92,000	$50,000	$42,000
Timothy A. Shear Trustee, Dec of Trust U/A, Dtd 1/6/1994	$75,000	$0.15	500,000	$0.46	$0.25	200,000	$92,000	$50,000	$42,000
Robert Sherer	$100,000	$0.15	666,667	$0.46	$0.25	266,667	$122,667	$66,667	$56,000
John Thomas Stafford	$50,000	$0.15	333,333	$0.46	$0.25	133,333	$61,333	$33,333	$28,000
Dennis M. Stratton	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Andrew Richard Styperek	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Jefferson Ray Truluck Jr.	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Michael A. Tusing	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
David Wagler	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Henry Wagler	$25,000	$0.15	166,667	$0.46	$0.25	66,667	$30,667	$16,667	$14,000
Tony Lee Whitmer	$50,000	$0.15	333,333	$0.46	$0.25	133,333	$61,333	$33,333	$28,000
John Yung	$25,000	$0.15	166,667	$0.39	$0.25	66,667	$26,000	$16,667	$9,333
	$2,526,500		16,843,333				$3,094,720	$1,684,333	$1,410,387
** Conversion Price Fixed at$0.15 per share

Appendix E

Name	Gross Proceeds	Payments	Net Proceeds	Conversion Price **	# Underlying Shares	Market Price	Issue Price	Warrants Converted (Max.)	Exercise Price	Total Combined Potential Profit
Dennis M. Abrams	$57,000	$9,442	$47,558	$0.15	380,000	$0.47	0.15	152,000	$0.25	$155,040
Cecilia M. Andrew	$50,000	$8,283	$41,718	$0.15	333,333	$0.46	0.15	133,333	$0.25	$131,333
Edward and Susan Anselmin	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Preston Edward and Sandra C. Arpaia	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Blue Cat Resources	$30,000	$4,970	$25,031	$0.15	200,000	$0.46	0.15	80,000	$0.25	$78,800
Blue Cat Resources	$85,000	$14,080	$70,920	$0.15	566,667	$0.46	0.15	226,667	$0.25	$223,267
Anthony J. Bonsignore	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Joseph Benjamin Brown	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
James Candler	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Charles Allen and Dodie Lynn Carver	$50,000	$8,283	$41,718	$0.15	333,333	$0.46	0.15	133,333	$0.25	$131,333
Robert Rim Choo	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Jonathan Richard and Teresa Lorraine D’Avanzo	$50,000	$8,283	$41,718	$0.15	333,333	$0.46	0.15	133,333	$0.25	$131,333
Daniel Decker	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
William Robertson and Karen E. Donaldson	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Robert B. Dragani	$52,500	$8,697	$43,803	$0.15	350,000	$0.46	0.15	140,000	$0.25	$137,900
George H. and Gail W. Dubose	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Jeff C. and Dana L. Duke	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
James Timothy Dye	$50,000	$8,283	$41,718	$0.15	333,333	$0.47	0.15	133,333	$0.25	$136,000
Elite Properties & Investments LLC	$60,000	$9,939	$50,061	$0.15	400,000	$0.46	0.15	160,000	$0.25	$157,600
Curtis Edward Faile	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Paul A. Fegley	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Mark Foran	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Anthony L. Genito	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Morton M. Gimbel Living Trust UAD 2/29/96	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Richard Greene and Sharlene Greene	$25,000	$4,141	$20,859	$0.15	166,667	$0.39	0.15	66,667	$0.25	$49,333
Alice Jean Grogan	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Kelly Harden and David L. Harden	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
David L. Harden	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Brenda Harp	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Timothy Lee Harris	$60,000	$9,939	$50,061	$0.15	400,000	$0.46	0.15	160,000	$0.25	$157,600
Kenneth A. Harris	$100,000	$16,565	$83,435	$0.15	666,667	$0.46	0.15	266,667	$0.25	$262,667
George W. and Margaret R. Hegler Jr.	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Robert R. Hill	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Holland Tunnel Service Center	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Ginger Howard	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
M. Hampton and Elaine D. Hunter III	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Paul Iacobello	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Daniel J. Kamphuis	$100,000	$16,565	$83,435	$0.15	666,667	$0.46	0.15	266,667	$0.25	$262,667
Michael Kilmartin	$7,000	$1,160	$5,840	$0.15	46,667	$0.39	0.15	18,667	$0.25	$13,813
Rodney David and Claudine M. Leverett	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Jeffrey P. Lowenthal	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
William and Cleda B. McEwen	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Terry Curtis and Yvonne L. McEwen	$100,000	$16,565	$83,435	$0.15	666,667	$0.46	0.15	266,667	$0.25	$262,667
John H. Meechem	$25,000	$4,141	$20,859	$0.15	166,667	$0.39	0.15	66,667	$0.25	$49,333
Millenium 2000 Inc.	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Dean K. and Michelle C. Ouellette	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Thomas N. Panepinto and Carol Trojan	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Donald Edward Patthoff Jr. DDS	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Adam Perez and Bridgett Perez	$75,000	$12,424	$62,576	$0.15	500,000	$0.46	0.15	200,000	$0.25	$197,000
Neil Pullen	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
George Putvinski	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Richard S & Barbara C Sapienza	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
J. Louis Schlegel IV	$150,000	$24,848	$125,153	$0.15	1,000,000	$0.46	0.15	400,000	$0.25	$394,000
Pamela Ann Schlegel	$75,000	$12,424	$62,576	$0.15	500,000	$0.46	0.15	200,000	$0.25	$197,000
Timothy A. Shear Trustee, Dec of Trust U/A, Dtd 1/6/1994	$75,000	$12,424	$62,576	$0.15	500,000	$0.46	0.15	200,000	$0.25	$197,000
Robert Sherer	$100,000	$16,565	$83,435	$0.15	666,667	$0.46	0.15	266,667	$0.25	$262,667
John Thomas Stafford	$50,000	$8,283	$41,718	$0.15	333,333	$0.46	0.15	133,333	$0.25	$131,333
Dennis M. Stratton	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Andrew Richard Styperek	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Jefferson Ray Truluck Jr.	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Michael A. Tusing	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
David Wagler	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Henry Wagler	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Tony Lee Whitmer	$50,000	$8,283	$41,718	$0.15	333,333	$0.46	0.15	133,333	$0.25	$131,333
John Yung	$25,000	$4,141	$20,859	$0.15	166,667	$0.39	0.15	66,667	$0.25	$49,333
	$2,526,500	$418,515	$2,107,985		16,843,333					$6,620,687

Name	Gross Proceeds	Payments	Net Proceeds	Conversion Price **	# Underlying Shares	Market Price	Issue Price	Warrants Converted (Max.)	Exercise Price	Total Combined Potential Profit
Dennis M. Abrams	$57,000	$9,442	$47,558	$0.15	380,000	$0.47	0.15	152,000	$0.25	$155,040
Cecilia M. Andrew	$50,000	$8,283	$41,718	$0.15	333,333	$0.46	0.15	133,333	$0.25	$131,333
Edward and Susan Anselmin	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Preston Edward and Sandra C. Arpaia	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Blue Cat Resources	$30,000	$4,970	$25,031	$0.15	200,000	$0.46	0.15	80,000	$0.25	$78,800
Blue Cat Resources	$85,000	$14,080	$70,920	$0.15	566,667	$0.46	0.15	226,667	$0.25	$223,267
Anthony J. Bonsignore	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Joseph Benjamin Brown	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
James Candler	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Charles Allen and Dodie Lynn Carver	$50,000	$8,283	$41,718	$0.15	333,333	$0.46	0.15	133,333	$0.25	$131,333
Robert Rim Choo	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Jonathan Richard and Teresa Lorraine D’Avanzo	$50,000	$8,283	$41,718	$0.15	333,333	$0.46	0.15	133,333	$0.25	$131,333
Daniel Decker	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
William Robertson and Karen E. Donaldson	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Robert B. Dragani	$52,500	$8,697	$43,803	$0.15	350,000	$0.46	0.15	140,000	$0.25	$137,900
George H. and Gail W. Dubose	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Jeff C. and Dana L. Duke	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
James Timothy Dye	$50,000	$8,283	$41,718	$0.15	333,333	$0.47	0.15	133,333	$0.25	$136,000
Elite Properties & Investments LLC	$60,000	$9,939	$50,061	$0.15	400,000	$0.46	0.15	160,000	$0.25	$157,600
Curtis Edward Faile	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Paul A. Fegley	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Mark Foran	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Anthony L. Genito	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Morton M. Gimbel Living Trust UAD 2/29/96	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Richard Greene and Sharlene Greene	$25,000	$4,141	$20,859	$0.15	166,667	$0.39	0.15	66,667	$0.25	$49,333
Alice Jean Grogan	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Kelly Harden and David L. Harden	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
David L. Harden	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Brenda Harp	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Timothy Lee Harris	$60,000	$9,939	$50,061	$0.15	400,000	$0.46	0.15	160,000	$0.25	$157,600
Kenneth A. Harris	$100,000	$16,565	$83,435	$0.15	666,667	$0.46	0.15	266,667	$0.25	$262,667
George W. and Margaret R. Hegler Jr.	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Robert R. Hill	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Holland Tunnel Service Center	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Ginger Howard	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000

Name	Gross Proceeds	Payments	Net Proceeds	Conversion Price **	# Underlying Shares	Market Price	Issue Price	Warrants Converted (Max.)	Exercise Price	Total Combined Potential Profit
M. Hampton and Elaine D. Hunter III	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Paul Iacobello	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Daniel J. Kamphuis	$100,000	$16,565	$83,435	$0.15	666,667	$0.46	0.15	266,667	$0.25	$262,667
Michael Kilmartin	$7,000	$1,160	$5,840	$0.15	46,667	$0.39	0.15	18,667	$0.25	$13,813
Rodney David and Claudine M. Leverett	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Jeffrey P. Lowenthal	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
William and Cleda B. McEwen	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Terry Curtis and Yvonne L. McEwen	$100,000	$16,565	$83,435	$0.15	666,667	$0.46	0.15	266,667	$0.25	$262,667
John H. Meechem	$25,000	$4,141	$20,859	$0.15	166,667	$0.39	0.15	66,667	$0.25	$49,333
Millenium 2000 Inc.	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Dean K. and Michelle C. Ouellette	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Thomas N. Panepinto and Carol Trojan	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Donald Edward Patthoff Jr. DDS	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Adam Perez and Bridgett Perez	$75,000	$12,424	$62,576	$0.15	500,000	$0.46	0.15	200,000	$0.25	$197,000
Neil Pullen	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
George Putvinski	$25,000	$4,141	$20,859	$0.15	166,667	$0.47	0.15	66,667	$0.25	$68,000
Richard S & Barbara C Sapienza	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
J. Louis Schlegel IV	$150,000	$24,848	$125,153	$0.15	1,000,000	$0.46	0.15	400,000	$0.25	$394,000
Pamela Ann Schlegel	$75,000	$12,424	$62,576	$0.15	500,000	$0.46	0.15	200,000	$0.25	$197,000
Timothy A. Shear Trustee, Dec of Trust U/A, Dtd 1/6/1994	$75,000	$12,424	$62,576	$0.15	500,000	$0.46	0.15	200,000	$0.25	$197,000
Robert Sherer	$100,000	$16,565	$83,435	$0.15	666,667	$0.46	0.15	266,667	$0.25	$262,667
John Thomas Stafford	$50,000	$8,283	$41,718	$0.15	333,333	$0.46	0.15	133,333	$0.25	$131,333
Dennis M. Stratton	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Andrew Richard Styperek	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Jefferson Ray Truluck Jr.	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Michael A. Tusing	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
David Wagler	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Henry Wagler	$25,000	$4,141	$20,859	$0.15	166,667	$0.46	0.15	66,667	$0.25	$65,667
Tony Lee Whitmer	$50,000	$8,283	$41,718	$0.15	333,333	$0.46	0.15	133,333	$0.25	$131,333
John Yung	$25,000	$4,141	$20,859	$0.15	166,667	$0.39	0.15	66,667	$0.25	$49,333
	$2,526,500	$418,515	$2,107,985		16,843,333					$6,620,687

Warrants 2,947,583@$0.15
Placement Agent Commission	$277,915
Placement Agent Expenses	$ 14,275
Interest First Year Notes	$126,325
$418,515

** Conversion Price Fixed at $0.15 per share

Appendix F

						# Shares
	Amount of		# Shares	Type of	# Shares	Outstanding
	Investment	Date	Issued	Security	Outstanding	Other

Bridge Note Holders	$207,000	11/4/2004	3,211,250	Common Shares	81,788,763	6,874,000
(Note Converted to Equity)
Bridge Note Holders		9/28/2006	1,605,625	Warrants @ $0.15

Private Placement 1	$585,000	9/28/2006	5,850,000	Common Shares	85,000,013	10,085,250

Private Placement 1		9/28/2006	3,250,000	Warrants @ $0.15

Elephant Consulting Group		12/22/2006	1,500,000	Common Stock	90,850,013	10,085,250

Roshkind		7/3/2007	5,000	Common Stock	92,325,013	10,090,250

Pentony Enterprises		7/3/2007	70,000	Common Stock	92,330,013	10,160,250

Appendix G

Non Selling and Nonaffiliate Shareholders

Response to Comment 50
	Outstanding Shares of Original Shareholders	Outstanding Shares of Hypervelocity Shareholders	Shares Issued to Converted Bridge Note Holder

A G EDWARDS & SONS INC
43-0895447
FBO BRIAN & DEBBIE FRENCH	500
KERRY ANDERSON		75,000
ADVANTAGE MANAGEMENT RESOURCES LTD	2,500
AL-MAHASNEH, QUSAI			123,750
GLORIA AUSTIN TTEE UAD 5/24/95	3,563
ROD C BALL	1,052
DOYLE BEAVERS			144,775
BRIAN BENNETT	1,032
BLAKE BENNETT TTEE FBO	688
LAUREN E BENNETT IRREVOCABLE TRUST
MICHAEL BRAILOVSKY		5,000
BRUCE, MARK & ROSEMARY		7,919,625
EDWIN M BURKE	6,875
LESTER BURMAN			289,700
VIRGINIA BURKE	688
ANGELA W CALLBECK	7,750
CHARLES SCHWAB & CO INC
94-1737782
FBO JOHN T HAMILTON II	1,375
FBO GLORIA S HAMILTON	1,169
FBO ROBERT K HAVILAND	2,532
MICHAEL & JUDITH CHARRON		75,000
ROBERT & KIM CHARRON		75,000
PAUL CHASE	3,094
CAROL A CHIHOCKY TTEE FBO CAROL A CHIHOCKY	1,032
REVOCABLE LIVING TRUST II UAD 5-30-95
ROBERT COFFIN			144,775
STUART COLETON			176,750
CORNELL FAMILY LIVING TRUST UAD 1/3/96	2,032
COUNTY WOODS DEV CORP	500
MATT & JODI D'AMBROSIO		76,500
CRISTOPHER DE LORENZO		125,000
LAWRENCE DOBRIN			176,750
MICHAEL DOLEZEL & MARYLOU DOLEZEL	516
BRIAN EGAN		89,000
ELLEN EPSTEIN TTEE FBO REVOCABLE DECLARATION	516
OF TRUST OF ELLEN EPSTEIN DTD 11/12/96

EURO-FIRST CAPITAL CORPORATION	10,000
HELEN H FINFROCK	47,652
JOSEPHINE D FINFROCK	5,519
KIRK D FINFROCK	5,344
MARK H FINFROCK	5,344
PETER M FINFROCK	46,425
DALE B FINFROCK,JR ("DF")	139,980
REBECCA FISHER ***		99,000
FIRST CLEARING CORPORATION	3,363
FBO MARGARET SHROCK
JOHN GATES		75,000
CHARLES A GAUDIO	1,980
CRAIG T GAUDIO	3,441
LINDA F GINGRAS	344
ROBERT GINGRAS	4,438
HERBERT GORKA JR TTEE FBO COLTON CHARITABLE	516
REMAINDER UNITRUST FBO ERNEST COLTON UAD 12-22-92
MIKE J HELMS & CHRISTI HELMS	500
MARK HERZOG		1,113,750
KEVIN KELLY		300,000
KING TRUST	1,500
KIRSCH, SANFORD & COLETON			353,500
D VICTOR KNIGHT JR	5,944
HIROSHIGE KUSUMOTO			353,500
LEGAL COMPUTER TECHNOLOGY INC	150,000
GORDON MANCHESTER		425,500
JOHN D MASHEK JR	2,063
JAMES R MCCARTHY	500
CARL MCFARLAND		254,500
DOUGLAS MCFARLAND		62,500
ROBERT W MCMICHAEL TTEE UAD 1/31/96	1,032
GAIL DAWN MELONI	250
SCOTT D MILLER	516
GERALD JAY MILLSTEIN	1,032
DONALD F MINTMIRE	5,000
THOMAS MOLONEY			88,250
JAMES D MOWREY TTEE	500
JOHN NAPIER***		1,113,750
NATIONAL FINANCIAL SERVICES LLC	1,376
FBO BLAKE J BENNETT TRUST
MARTIN NOTTE		47,500
THOMAS O'BRIEN		75,000
OTC HORIZON GROUP	49,887
CAROLE S PARSONS TTEE FBO CAROLE S PARSONS	1,032
TRUST UAD 11-23-92
DONALD PATTHOFF			289,750
DORIS J PATZWALD LIVING TRUST	500
UAD 6-3-96

PERSHING LLC
FBO MORRIS M GARRETT Jr	500
FBO MARY COWDEN	500
AL PIETRANGELO		6,884,625
CHARLES H POWELL	1,532
RAYMOND JAMES & ASSOCIATES INC
59-1237041
FBO MARIE_PASCALE MOLEMA	3,000
E DIANNE REED	1,032
JOHN GEORGE REIMER	250
RENEAU FAMILY LIVING TRUST	500
ELTON L RENEAU TTEE
WILEY R REYNOLDS	1,375
ROCK OF ANGELS HLDNG		1,500,000
CHRIS & BETH ROMANOWSKI		161,500
STANLEY M RUMBOUGH JR	688
ROBERT J SCHLICHTER	1,032
SCROGGIE HOLDINGS INC	1,000
PAMELA W SISSEN	1,000
WILLIAM SIMINOVSKY			353,500
JAMES SMITH & JOYCE SMITH JT TEN	1,000
JOHN STAUDT		50,000
KEITH L STEELE & JOANN STEELE	516
JAMES W STEPHENS & ANNETTE F STEPHENS	516
MAX STEVENS		300,000
SCOTT & KIM STRUNCK		75,000
TREVINOE, ENRIQUE			362,750
TVI CAPITAL CORPORATION	190,000
JERRY WAKEFIELD & TONI WAKEFIELD	1,025
MARY L WALLACE	500
MORGAN WARREN	7,750
PAUL WERNER			176,750
LAWRENCE WESTFIELD & BARBARA WESTFIELD	1,825
WHITE LAKE ENTERPRISES INC	500
SUSAN WILLIAMS			176,750
MARCENE WILLISCROFT & ANN WILLISCROFT JTWROS	100
J LLOYD WOODS	500
	750,033	20,977,750	3,211,250
***Certificate not Returned for Free Trading Exchange

Total Shares in Float Prior to Issue of Note	23,726,283